130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

June 10, 2014	No. 14-07

Avalon Announces US$4million Registered Direct Offering

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to announce that it has entered into a definitive agreement with an institutional investor pursuant to which the investor will purchase 9,237,875 units of the Company at a price of US$0.433 per unit (the “Offering”). Each unit will be comprised of a common share and 0.70 of a common share purchase warrant. Each whole warrant is exercisable into a common share of the Company at an exercise price of US$0.56 per share commencing six months following issuance, and has a term of exercise of six and a half years from the initial exercise date and is subject to certain anti-dilution provisions. The Offering is being made outside of Canada and no offer or sale is being made in Canada or to a Canadian resident.

The gross proceeds of the Offering will be approximately US$4,000,000. Net proceeds, after deducting the placement agent’s fee and other estimated offering expenses payable by Avalon, are expected to be approximately US$3,560,000.

Avalon plans to use the net proceeds from the offering for general corporate purposes, including funding ongoing operations and/or capital requirements, and discretionary capital programs.

H.C. Wainwright & Co., LLC acted as the exclusive placement agent for the transaction, and will be paid a cash fee equal to 6% of the aggregate gross proceeds from the sale of the Units and will be issued 554,273 agent warrants. Each agent warrant is exercisable into one common share of the Company at an exercise price of US$0.56 per share commencing six months following issuance, and has a term of two and a half years from the initial exercise date.

The offering is expected to close on or before June 17, 2014, subject to customary closing conditions, including the conditional approval of the Toronto Stock Exchange and the NYSE MKT.

The offering is being made pursuant to a Canadian base shelf prospectus dated September 13, 2013 and a shelf registration statement filed with the United States Securities and Exchange Commission (the “SEC”), File No. 333-190771, which was declared effective by the SEC on September 12, 2013. A prospectus supplement relating to the Offering has been filed with the applicable provinces and territories in Canada and is available on SEDAR at www.sedar.com, and will be filed with the SEC and will be available at the SEC’s website www.sec.gov. The prospectus supplement and related base shelf prospectus are also available from H.C. Wainwright & Co. LLC by emailing placements@hcwco.com.

These securities are not being offered for sale in Canada. This press release shall not constitute an offer to sell or solicitation of an offer to buy these securities, and these securities may not be offered or sold in any jurisdiction in which their offer or sale would be unlawful.

About Avalon Rare Metals Inc.

Avalon Rare Metals Inc. is a mineral development company focused on rare metal deposits in Canada. Its 100%-owned Nechalacho Deposit, Thor Lake, NWT is exceptional in its large size and enrichment in the scarce 'heavy' rare earth elements, key to enabling advances in clean technology and other growing high-tech applications. With a positive feasibility study and environmental assessment completed, the Nechalacho Project is a potential large new source of heavy rare earths outside of China, currently the source of most of the world’s supply. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@avalonraremetals.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to how the Company plans to use the net proceeds from the Offering , the expectation that the Toronto Stock Exchange and the NYSE MKT will issue their conditional approval for the Offering and the expected closing date for the Offering. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, the risk that closing conditions may not be satisfied or necessary approvals may not be obtained in a timely manner or at all, and the need for continued cooperation and performance of the parties to the transaction, as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.